United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

OMB Number 3235-0145
First Mid-Illinois Bancshares, Inc.
(Name of Issuer)
Common Stock, par value $4.00 per share
(Title of Class of Securities)
320866106
(CUSIP Number)
Ray Anthony Sparks
30 S Country Club Road
Mattoon,  Illinois  61938
217-234-2606
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 11, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320866106

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  SPARKS RAY A

  Check the Appropriate Box if a Member of a Group (See Instructions)

    √
  SEC Use Only
  Source of Funds (See Instructions)

  PF

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

  United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  251,802

  Shared Voting Power

  129,925

  Sole Dispositive Power

  251,802

  Shared Dispositive Power

  129,925

  Aggregate Amount Beneficially Owned by Each Reporting Person

  381,727

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 11

  6.1

  Type of Reporting Person (See Instructions)

  IN

Item 1. Security and Issuer

This statement relates to the common stock, par value $4.00 per share (the "Common Stock"), of First Mid-Illinois Bancshares, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 1515 Charleston Avenue, Mattoon, Illinois 61938.

Item 2. Identity and Background

  Name

  This statement is being filed by Ray Anthony Sparks individually.

  Residence or Business Address

  His residence address is as follows: 30 South Country Club Rd., Mattoon, IL 61938

  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

  His principal occupation is Private Investor, Sparks Investment Group LP. His business address is as follows: 90 Broadway, PO Box 667, Mattoon, IL 61938.

  Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

  During the last five years, Mr. Sparks has not been covicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

  Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

  During the last five years, Mr. Sparks has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order finding any violation with respect to federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws

  Citizenship

  Mr. Sparks is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Shares of Common Stock for which Mr. Sparks is reporting beneficial ownership herein have been acquired in the following manner: (i) 145,232 have been acquired by Mr. Sparks individually; (ii) 86,523 have been acquired by Sparks Investment Group, LP over which Mr. Sparks shares voting and investment power, (iii) 18,880 shares have been acquired by the Sparks Foundation over which Mr. Sparks shares voting and investment power; (iv) 1,822 shares have been acquired by Mr. Sparks' child, over which Mr. Sparks has shared voting and investment power, (v) 19,205 shares held for the account of Mr. Sparks have been acquired under the Company's Deferred Compensation Plan; (vi) options to purchase 3,375 shares of Common Stock have been acquired by Mr. Sparks individually; (vii) 83,990 shares are obtainable through the conversion of 370 shares of Series B 9% Non-Cumulative Perpetual Convertible Preferred Stock of the Company (the "Series B Preferred Stock") that have been acquired by Mr. Sparks individually through a private placement offering by the Company of the Series B Preferred Stock on February 11, 2009; and (viii) 22,700 shares are obtainable through the conversion of 100 shares of Series B Preferred Stock that have been acquired by Sparks Investment Group, LP, over which Mr. Sparks shares voting and investment power, through a private placement offering by the Company of the Series B Preferred Stock on February 11, 2009. No borrowed funds were used for any of the above listed acquisitions.

Item 4. Purpose of Transaction

Purchases of shares of Common Stock by Mr. Sparks have been for investment purposes. Mr. Sparks may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Mr. Sparks has no present intention to sell any shares, although he could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by him. Except as set forth above, Mr. Sparks does not have any plan or proposal which relates to or would result in any of the following matters.

  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  Any material change in the present capitalization or dividend policy of the issuer;

  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  Any action similar to any of those enumerated above.

Item 5. Interest in Secuirities of the Issuer

  State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

  Mr. Sparks' total beneficial ownership amounts to 381,727 shares of Common Stock, or 6.1% of the outstanding shares.

  For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

  Mr. Sparks holds sole voting and investment power over 251,802 shares, which includes: (i) 145,232 held by Mr. Sparks individually; (ii) 19,205 shares held for the account of Mr. Sparks under the Company's Deferred Compensation Plan; (iii) options to purchase 3,375 shares of Common Stock; and (iv) 370 shares of Series B Preferred Stock of the Company, which are convertible into 83,990 shares of Common Stock of the Company. Mr. Sparks holds shared voting and investment power over 129,925 shares, which includes: (i) 86,523 held by Sparks Investment Group, LP; (ii) 18,880 shares held by the Sparks Foundation; (iii) 1,822 shares held by Mr. Sparks' child; and (iv) 100 shares of Series B Preferred Stock of the Company, which are convertible into 22,700 shares of Common Stock of the Company.

  Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

  During the past 60 days, Mr. Sparks has effected no transactions in the Common Stock other than the following: (i) on February 11, 2009, Mr. Sparks purchased 370 shares of Series B Preferred Stock of the Company, which are convertible into 83,990 shares of Common Stock. The purchase was consummated in a private placement offering of the Company's Series B Preferred Stock. The price per share of the Series B Preferred Stock was $5,000; and (ii) On February 11, 2009, Sparks Investment Group purchased 100 shares of Series B Preferred Stock of the Company, which are convertible into 22,700 shares of Common Stock. The purchase was consummated in a private placement offering of the Company's Series B Preferred Stock. The price per share of the Series B Preferred Stock was $5,000.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  Other than the persons descibed in sub-items (a) & (b) above, to the knowledge of Mr. Sparks, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Sparks.

  If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Sparks and any person with respect to any securities of the issuer.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 23, 2009
Date
/s/ Ray A. Sparks
Signature
Ray A. Sparks
Name / Title

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)